SEC 19007785 SSION

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SEC FILE NUMBER
8-65470

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (Date) AND ENDING December 31, 2018 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credicorp Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Alhambra Plaza, Suite 1200
(No. and Street)

Miami	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison Brown Argiz & Farra, LLC
(Name - *if individual, state last, first, middle name)*

1450 Brickell Ave.	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Maria Elena Perez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credicorp Capital Securities, Inc. as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Manager/FinOP

Title

Notary Public

NANCY M. BAYER
MY COMMISSION EXPIRES AUGUST 11, 2022
#GG 206478
Notary Bonded thru Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (e) Statement of Cash Flows
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [x] (m) SIPC Supplemental Report and Independent Accountant's Report
- [x] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)

FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

TABLE OF CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Credicorp Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited) identified the following provision of 17 C.F.R. §15c3-3(k) under which Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited) claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Credicorp Capital Securities, Inc. stated that Credicorp Capital Securities, Inc. met the identified exemption provision throughout the year ended December 31, 2018 without exception. Credicorp Capital Securities, Inc.'s (a wholly-owned subsidiary of Credicorp Capital Limited) management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Credicorp Capital Securities, Inc.'s (a wholly-owned subsidiary of Credicorp Capital Limited) compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2019

Supplemental Information

The supplementary information contained in Schedules I and II, has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as Credicorp Capital Securities, Inc.'s auditor since 2006.

Miami, Florida
February 28, 2019

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	**2018**	**2017**
Cash	$ 1,439,757	$ 2,176,093
Cash at clearing organization	127,079	175,415
Deposit with clearing organization	100,000	100,000
Furniture, equipment and leasehold improvements, net	8,458	12,133
Income tax receivable	8,799	8,799
Prepaid expenses	25,115	37,663
Accrued commission revenue	5,854	5,937
Other assets	96,552	280,944
TOTAL ASSETS	**$ 1,811,614**	**$ 2,796,984**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 18,139	$ 7,258
Accrued expenses	574,040	639,385
TOTAL LIABILITIES	592,179	646,643
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	1,499,000	1,499,000
(Accumulated deficit) retained earnings	(280,565)	650,341
TOTAL STOCKHOLDER'S EQUITY	1,219,435	2,150,341
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 1,811,614**	**$ 2,796,984**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2018	2017
REVENUES		
Commissions	$ 1,338,491	$ 1,337,007
Principal transactions	1,043,302	1,171,580
Chaperoning and non-chaperoning income	332,447	419,191
Interest income	1,992	2,257
Other income	290,215	297,945
TOTAL REVENUES	3,006,447	3,227,980
OPERATING EXPENSES		
Salaries and employee benefits	2,383,842	2,034,834
Clearing charges	380,506	330,630
Rent	150,544	124,889
Selling, general, and administrative	120,000	120,000
Communication expense	339,305	261,307
Professional service fees	168,761	121,730
Depreciation and amortization	3,675	5,108
Travel and entertainment	100,858	68,678
Interest	61,138	75,687
Insurance	14,272	12,249
Other operating expenses	214,452	143,850
TOTAL OPERATING EXPENSES	3,937,353	3,298,962
LOSS BEFORE INCOME TAX BENEFIT	(930,906)	(70,982)
INCOME TAX BENEFIT	-	(8,799)
NET LOSS	**$ (930,906)**	**$ (62,183)**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	(ACCUMULATED DEFICIT) RETAINED EARNINGS	TOTAL
BALANCES, JANUARY 1, 2017	$ 1,000	$ 1,499,000	$ 712,524	$ 2,212,524
Net loss	-	-	(62,183)	(62,183)
BALANCES, DECEMBER 31, 2017	1,000	1,499,000	650,341	2,150,341
Net loss	-	-	(930,906)	(930,906)
BALANCES, DECEMBER 31, 2018	**$ 1,000**	**$ 1,499,000**	**$ (280,565)**	**$ 1,219,435**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

		2018		2017
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(930,906)	$	(62,183)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		3,675		5,108
Deferred rent		(6,003)		(8,419)
(Increase) decrease in operating assets:				
Cash at clearing organization		48,336		(28,457)
Income tax receivable		-		(8,799)
Prepaid expenses		12,548		(7,101)
Accrued commission revenue		83		(3,041)
Other assets		184,392		(147,664)
Increase (decrease) in operating liabilities:				
Accounts payable		10,881		(14,580)
Accrued expenses		(59,342)		158,111
NET CASH USED IN OPERATING ACTIVITIES		(736,336)		(117,025)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of furniture, equipment and leasehold improvements		-		(3,812)
NET DECREASE IN CASH		(736,336)		(120,837)
CASH, BEGINNING OF YEAR		2,176,093		2,296,930
CASH, END OF YEAR	**$**	**1,439,757**	**$**	**2,176,093**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Cash paid during the year for:				
Interest	**$**	**61,138**	**$**	**75,687**

The accompanying notes are an integral part of these financial statements.

1. GENERAL

Credicorp Capital Securities, Inc. (the "Company") a Florida corporation was incorporated on September 28, 2001, originally as ASB Securities, Inc. On June 19, 2002, the Company filed Articles of Amendment to change its name to Credicorp Securities, Inc. On October 28, 2013; Credicorp Securities, Inc. filed Articles of Amendment to change its name to Credicorp Capital Securities, Inc. The Company was a wholly-owned subsidiary of Credicorp Ltd. (the "Parent"), a limited liability company incorporated in Bermuda in 1995 to act as a holding company, to coordinate the policy administration of its subsidiaries and to engage in investing activities. On September 11, 2013, Credicorp Ltd. transferred 100% of the shares of Credicorp Capital Securities, Inc. to Credicorp Investments Ltd. On November 28, 2013, Credicorp Investments Ltd. changed its name to Credicorp Capital Ltd. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and of Securities Investor Protection Corporation ("SIPC"). The Company's activities are currently limited to sales of investment company shares, corporate equity securities, corporate debt securities, bonds, and United States of America government securities. The Company may engage in discretionary account management for institutional clients. The Company clears all securities transactions through Pershing LLC ("Pershing").

The Company has extensive transactions and relationships with the Parent and its affiliates. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. A significant portion of the Company's revenues, approximately 72% and 75% for the years ended December 31, 2018 and 2017, respectively, and a significant portion of its expenses are derived from transactions with related parties (see NOTE 3). Management believes the Company will have similar transactions with its related parties on a going forward basis.

For the year ended December 31, 2018, the Company incurred a net loss of $930,906 and an accumulated deficit of $280,565 as of and for the year ended December 31, 2018. The Parent has committed to provide the necessary capital for the Company to meet its obligations including those arising from the normal course of business and to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule15c-1).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Unrealized appreciation or depreciation is reflected in income currently (See Note 3).

Commissions, Chaperoning and Non-Chaperoning Income

Commissions, chaperoning and non-chaperoning income, and the related clearing expense are recorded on trade date basis as securities transactions occur (See Note 3).

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Clearing Arrangements

The Company has a clearing agreement with Pershing to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2018 and 2017, the cash at clearing organization of $127,079 and $175,415 respectively, is with Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 8 for the effect of the enactment of the Tax Cuts and Jobs Act of 2017 ("the Tax Act").

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other operating expense, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2018 and 2017, and revenues and expenses during the years then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 28, 2019, which is the date the financial statements were issued (See Note 10).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

New Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standard Board ("FASB") issued an accounting standard update ("ASU") on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from Generally Accepted Accounting Principles ("US GAAP"). The core principle of the revenue recognition standard is to require an entity to recognize as revenue the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. This ASU is effective for the Company on January 1, 2018. The ASU can be applied using a full retrospective method or a modified retrospective method of adoption. The Company adopted the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018.

We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption. Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance. We adopted the new standard effective January 1, 2018, using the modified retrospective approach (See Note 3).

Lease accounting

In February 2016, the FASB issued an accounting standard update which amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Adoption provides for modified retrospective transition as of the beginning of the earliest comparative period presented in the financial statements in which the entity first applies the new standard or prospectively with an adjustment as of the beginning of the period of adoption. The Company adopted the new lease accounting guidance prospectively as of January 1, 2019, which will result in a gross up of the balance sheet due to recognition of right-of-use assets and lease liabilities. These amounts will be based on the present value of the remaining operating lease payments. The Company continues to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact current conclusions.

3. REVENUE RECOGNITION

Commissions

Commission income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers. Acting as an agent, commission income is generated by the trade execution from the Company's clients' purchases and sales of securities, either on exchanges or over-the-counter, through the purchases of various investment products such as mutual funds, fixed income, options and commodity transactions. In return for such services, the broker dealer charges a commission. Revenues recognized under commission income consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

Principal transactions

The Company buys and sells securities and over-the-counter in their capacity as a dealer and as part of positioning strategies that attempt to generate profits by anticipating future market movements. Profit or loss for these Company's transactions is measured by the difference between the acquisition cost and the fair value, which, like the underlying trading securities, is recorded on a trade-date basis. Revenues recognized under principal transactions consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

3. REVENUE RECOGNITION (CONTINUED)

Chaperoning and non-chaperoning income

Chaperoning and non-chaperoning services include initiating conversations with US institutional investors, distribution of research reports from non-US markets, handling and executing orders, private placements and other services as needed. Chaperoning revenue is recognized as billed. Handling and execution services revenue is recognized on trade date.

Other income

Other income includes mutual fund fee revenue which is a residual commission and is recorded over time as earned. Trailing commission revenue is generally based on a percentage of the current market value of the clients' investment holdings in trail-eligible assets. As trailing commission revenue is based on the market value of the clients' investment holdings, this variable consideration is constrained until the market value is determinable. Trailing commission revenues (commissions that are paid over time, such as 12(b)-1 fees) are recurring in nature and are earned based on the market value of investment holdings in trail eligible assets.

4. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts transactions with related institutions. The significant related party amounts included in the accompanying financial statements are as follows for the years ended December 31:

	2018	2017
Transactions included in the statements of income:		
Commissions revenue and principal transactions	$ 1,818,147	$ 2,001,415
Chaperoning and non-chaperoning income	332,447	419,191
Clearing charges expense	303,078	268,685
Rent expense	131,881	124,889
Selling, general, and administrative	120,000	120,000

Clearing charges are paid to a third party, Pershing; however, such clearing charges are the results of transactions executed for related parties and, therefore, are included herein.

The Company subleases office space from an affiliated company, Banco de Credito del Peru Miami Agency ("BCP"), therefore the related expense is included in rent expense above (see NOTE 6). Additionally, the Company entered into an expense sharing agreement with BCP for services performed by BCP on behalf of the Company including Human Resources and Management Information Systems services. The expense sharing agreement increased from a flat fee of $9,000 to $10,000 in July 2016. For the years ended December 31, 2018 and 2017, the expense sharing amounted to $120,000, respectively, which is recorded in the caption selling, general and administrative expense in accompanying statements of operations. The expense sharing agreement was renewed on October 1, 2017 for a one year period and is automatically renewed for successive one year periods.

In December 2014, the Company entered into chaperoning agreements with its affiliates in Colombia, Peru and Chile. The affiliates are foreign broker dealers that are not registered in the United States with the SEC and FINRA. These agreements allow the affiliates to conduct equity and fixed income transactions with US institutional investors through the supervision of the Company. The Company must verify that the transactions are in accordance with the rules of the SEC and FINRA, and any other laws, rules or regulations to which the transactions may be subject to. For the years ended December 31, 2018 and 2017, chaperoning revenue was $159,130 and $89,924, respectively. For the years ended December 31, 2018 and 2017, the Company generated $173,317 and $329,267, respectively, from non-chaperoning transactions, whereas the affiliates had oral or in-person contact with a US institutional investor without the participation or physical presence of the Company.

5. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMER

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America and mainly Peru. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

The Company is dependent on the continued operations and continued success of an affiliated company, which represents approximately 58% and 59% of the Company's total revenues for the years ended December 31, 2018 and 2017, respectively.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements, net, are as follows as of December 31:

	2018	2017
Leasehold improvements	$ 302,204	$ 302,204
Furniture and office equipment	143,487	143,487
Computer equipment	58,636	58,636
Software	12,068	12,068
Artwork	4,672	4,672
	521,067	521,067
Less: accumulated depreciation and amortization	(512,609)	(508,934)
Furniture, equipment and leasehold improvements, net	**$ 8,458**	**$ 12,133**

For the years ended December 31, 2018 and 2017, depreciation and amortization expense amounted to $3,675 and $5,108, respectively.

7. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company subleases office space from an affiliated company, BCP. The Company's rent is based on an allocation from BCP, based on the percentage of space it occupies. Rent payments under operating lease are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense for all operating leases was $150,544 and $124,889 for the years ended December 31, 2018 and 2017, respectively, including taxes. The sublease agreement expires during December 2022. The aggregate minimum lease payments under all operating leases and subleases as of December 31, 2018 would be approximately as follows:

Year ending December 31,	
2019	$ 121,658
2020	125,308
2021	129,067
2022	132,939
	$ 508,972

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

8. INCOME TAXES

Income tax benefit for the years ended December 31, 2018 and 2017 consists of the following:

	2018	2017
Current provision:		
Federal	$ -	$ -
State	-	-
	-	-
Deferred benefit:		
Federal	-	(8,799)
State	-	-
	-	(8,799)
Income tax benefit	**$ -**	**$ (8,799)**

Income tax benefit differed from the amounts computed by applying the United States Federal and Florida income tax rate of 21% and 34%, respectively, to loss before income tax benefit as a result of the following:

8. INCOME TAXES (CONTINUED)

	2018	2017
Expected tax expense	$ (195,490)	$ (24,134)
State tax expense, net of Federal benefit	(40,287)	-
Change in valuation allowance	234,935	(130,829)
Enactment of Tax Act	-	138,106
Other, net	842	8,058
	$ -	$ (8,799)

On December 22, 2017, President Trump signed into law the Tax Act. The Tax Act reduces the corporate tax rate to 21 percent from 35 percent beginning with years starting January 1, 2018. Because a change in tax law is accounted for in the period of enactment, the deferred tax assets and liabilities at December 31, 2017 have been remeasured at the newly enacted U.S. corporate rate, and the impact has been recognized in the Company's tax benefit for 2017.

The Tax Act also repeals the corporate alternative minimum tax ("AMT") beginning after December 31, 2017. Taxpayers with AMT credit carryforwards that have not yet been used may claim a refund no later than 2022 even though no income tax liability may exist. Therefore, an income tax benefit has been recognized amounting to $8,799 in 2017. Due to the Company's right to receive a refund, regardless of the existence of a tax liability, the AMT credit carryforward has been presented as an income tax receivable on the accompanying statement of financial condition as of December 31, 2017.

Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax asset are as follows at December 31:

	2018	2017
Deferred tax assets:		
Furniture, equipment and leasehold improvements	$ 44,018	$ 46,394
Deferred rent	15,341	16,862
Other accrual	8,080	-
Net operating losses	539,042	308,290
	606,481	371,546
Valuation allowance	(606,481)	(371,546)
	$ -	$ -

The Company has approximately $1,925,000 of Federal net operating loss carryforwards expiring in various amounts starting in 2036. Their utilization is limited to future taxable earnings of the Company and may be limited in the event of certain ownership changes described in IRC Section 382.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2015.

8. INCOME TAXES (CONTINUED)

For the years ended December 31, 2018 and 2017, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

9. EMPLOYEE BENEFIT PLANS

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The 401(K) plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions were $8,410 and $5,018 for the years ended December 31, 2018 and 2017, respectively.

10. SUBSEQUENT EVENTS

In February 2019, the Parent Company entered into an agreement to purchase a broker dealer in Colombia which has a broker dealer subsidiary in Miami, Florida. The Parent Company expects to complete the merger and merge the operations of the Company with the US based broker dealer during 2019.

11. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, and 2017, the Company had net capital of $1,080,511 and $1,810,802 which was $830,511 and $1,560,802, respectively, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.55 to 1 and 0.36 to 1 as of December 31, 2018 and 2017, respectively.

SUPPLEMENTAL SCHEDULE

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL	
Stockholder's equity	$ 1,219,435
Less nonallowable assets:	
Furniture, equipment, and leasehold improvements, net	8,458
Income tax receivable	8,799
Prepaid expenses	25,115
Other assets	96,552
	138,924
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	1,080,511
HAIRCUTS ON SECURITIES	-
NET CAPITAL	1,080,511
NET CAPITAL REQUIREMENTS	
Minimum net capital required 1/15th of aggregate indebtedness or $250,000, whichever is greater	250,000
EXCESS NET CAPITAL	**$ 830,511**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Total liabilities from the statement of financial condition	592,179
TOTAL AGGREGATE INDEBTEDNESS	**$ 592,179**
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.55 to 1**

See Report of Independent Registered Public Accounting Firm.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2018

NET CAPITAL PER COMPUTATION	$ 1,080,511
Adjustments	-
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S AMENDED UNAUDITED FORM X-17A-5, PART II FILING	**$ 1,080,511**

See Report of Independent Registered Public Accounting Firm.

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Credicorp Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited) identified the following provision of 17 C.F.R. §15c3-3(k) under which Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited) claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Credicorp Capital Securities, Inc. stated that Credicorp Capital Securities, Inc. met the identified exemption provision throughout the year ended December 31, 2018 without exception. Credicorp Capital Securities, Inc.'s (a wholly-owned subsidiary of Credicorp Capital Limited) management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Credicorp Capital Securities, Inc.'s (a wholly-owned subsidiary of Credicorp Capital Limited) compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2019

CREDICORP CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CREDICORP CAPITAL LIMITED)

Exemption Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2018

Credicorp Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2018.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year, January 1, 2018 to December 31, 2018 without exception.

Credicorp Capital Securities, Inc.

I, Maria Elena Perez, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

By: [signature]

Chief Financial Officer

February 28, 2019

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

Credicorp Capital Securities, Inc.
(A WHOLLY-OWNED SUBSIDIARY OF CREDICORP CAPITAL LIMITED)

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2018

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Credicorp Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited, (the "Parent"))

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Credicorp Capital Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Credicorp Capital Securities, Inc. for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Credicorp Capital Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Credicorp Capital Securities, Inc.'s management is responsible for Credicorp Capital Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018 noting a difference of $13,552 resulting from audit adjustments. As a result, the Company overpaid by $20;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting that total interest and dividend expense deduction was overstated by $59,146. As a result, the Company underpaid by $89;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2019

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)
SIPC General Assessment Reconciliation (Form SIPC-7)
Year Ended December 31, 2018

Total Revenues	$ 3,019,999
Less:	
Commissions, floor brokerage and clearance	380,506
Interest expense	61,138
	441,644
Net Operating Revenue	2,578,355
Times: General assessment rate	0.0015
General Assessment	3,868
Less: Payment made with SIPC-6	(2,079)
Balance Due	**$ 1,789**

See Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

Credicorp Capital Securities, Inc.
(A WHOLLY-OWNED SUBSIDIARY OF CREDICORP CAPITAL LIMITED)

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2018

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Credicorp Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited, (the "Parent"))

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Credicorp Capital Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Credicorp Capital Securities, Inc. for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Credicorp Capital Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Credicorp Capital Securities, Inc.'s management is responsible for Credicorp Capital Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018 noting a difference of $13,552 resulting from audit adjustments. As a result, the Company overpaid by $20;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting that total interest and dividend expense deduction was overstated by $59,146. As a result, the Company underpaid by $89;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2019

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)
SIPC General Assessment Reconciliation (Form SIPC-7)
Year Ended December 31, 2018

Total Revenues	$ 3,019,999
Less:	
Commissions, floor brokerage and clearance	380,506
Interest expense	61,138
	441,644
Net Operating Revenue	2,578,355
Times: General assessment rate	0.0015
General Assessment	3,868
Less: Payment made with SIPC-6	(2,079)
Balance Due	**$ 1,789**

See Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)